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                                             Filed by Petroleum Geo-Services ASA
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14d-9
                                          of the Securities Exchange Act of 1934

                                     Subject Company: Petroleum Geo-Services ASA
                                                  Commission File No.: 001-14614

                                               Subject Company: Veritas DGC Inc.
                                                  Commission File No.: 001-07427

ADDITIONAL INFORMATION

                  In connection with the proposed merger of Veritas DGC Inc., a Delaware corporation ("Veritas"), and Venus Mergerco Inc., a Delaware corporation and a wholly owned, indirect subsidiary of Veritas ("Veritas Merger Sub"), Veritas and Venus I, a Cayman Islands exempted company and a direct, wholly owned subsidiary of Veritas ("Caymanco"), will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"), and with respect to the proposed Exchange Offer (as defined below), Veritas and Caymanco will file a Tender Offer Statement on Schedule TO, which will include a related prospectus, and Petroleum Geo-Services ASA, a Norwegian public limited liability company ("PGS"), will file a Solicitation/Recommendation Statement on
Schedule 14D-9. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these documents (when they are available) and other documents filed by PGS, Veritas and Caymanco with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus, the tender offer statement and solicitation/recommendation statement (when they are available) and these other documents may also be obtained for free from PGS or Veritas by calling PGS at (281) 589-7935, or by calling Veritas at (832) 351-8300.

AGREEMENT AND PLAN OF MERGER AND EXCHANGE AGREEMENT

                  On November 26, 2001, PGS, Veritas, Caymanco, Venus Holdco Inc., a Delaware corporation and an indirect, wholly owned subsidiary of Caymanco, and Veritas Merger Sub entered into an Agreement and Plan of Merger and Exchange Agreement (the "Agreement"), whereby, subject to the conditions stated therein, (i) Caymanco will make an offer (the "Exchange Offer") to issue ordinary shares, par value $0.01 per share, of Caymanco ("Caymanco Shares") in exchange for the issued and outstanding ordinary shares, nominal value NOK 5 per share, of PGS ("PGS Shares") and all issued and outstanding American Depositary Shares representing such PGS Shares ("PGS ADSs"), at an exchange ratio of 0.47 Caymanco Shares for each PGS Share and each PGS ADS; and (ii) immediately following the closing of the Exchange Offer, Veritas Merger Sub will be merged with and into Veritas (the "Merger" and, together with the Exchange Offer, the "Combination"), pursuant to which shares of common stock, par value $0.01 per share, of Veritas ("Veritas Common Stock") will be converted into Caymanco Shares on a one-for-one basis and certain shares that are exchangeable for shares of Veritas Common Stock will become exchangeable for Caymanco Shares. Upon closing of the Combination, PGS and Veritas will become subsidiaries of Caymanco.
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                  The closing of the Combination will occur on the first
business day immediately following the day on which all of the conditions to the Combination contained in the Agreement have been fulfilled or waived or on such other date as PGS and Veritas may agree, but in no event prior to April 1, 2001. The closing of the Combination is conditioned upon:

         o        the approval of the Merger by the stockholders of Veritas;

         o that number of PGS Shares and PGS ADSs that would represent more than 90% of the PGS Shares outstanding as of the expiration of the Exchange Offer being properly tendered in the Exchange Offer, which percentage may be reduced in certain circumstances described in the Agreement;

         o the receipt of applicable regulatory approvals, including the expiration or termination of the waiting period prescribed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

         o PGS' having in effect committed financing in the amount of $430 million;

         o Veritas' having in effect committed financing in the amount of $235 million;

         o the Caymanco Shares having been authorized for listing on the New York Stock Exchange, subject to official notice of issuance;

         o PGS' having completed certain previously announced asset disposition efforts;

         o PGS' having entered into replacement employment agreements with certain of its active employees; and

         o other customary conditions, including the absence of any events or series of events that has had or would have a material adverse effect on Veritas or PGS.

                  Each of these conditions is more fully described in the Agreement. Under the Agreement, a material adverse effect will be deemed to have occurred and either party may terminate the Agreement if, among other things,
(i) the settlement price for the New York Mercantile Exchange ("NYMEX") Natural Gas Futures Contract for delivery 12 months following the month in which the relevant date of determination occurs falls below $2.25 per MMBtu for 20 consecutive trading days or (ii) the settlement price for the NYMEX Light Sweet Crude Oil Futures Contract for delivery 12 months following the month in which the relevant date of determination occurs falls below $12.50 per barrel for 20 consecutive trading days.

                  The Agreement provides that PGS or Veritas may be required to pay $7.5 million to reimburse the other party for expenses under certain circumstances relating to competing transactions or a change in the recommendation of the party's board to its shareholders. If, in certain circumstances, a subsequent acquisition transaction is entered into or consummated within 12 months of termination of the Agreement, PGS or Veritas may be required to pay an additional amount of $12.5 million ($20 million total) upon consummation of that transaction.
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                  The Agreement is filed as Exhibit 2.1 to the Report on Form
6-K dated November 28, 2001 filed by PGS with the SEC (the "Form 6-K") and is incorporated herein by reference. The text of a joint press release issued by PGS and Veritas is filed as Exhibit 99.1 to the Form 6-K and is incorporated herein by reference. The foregoing description of the Agreement, the Exchange Offer and the Merger, and the other transactions contemplated by the Agreement, is qualified in its entirety by reference to the Agreement.